UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE BOARD OF DIRECTORS’ ORDINARY MEETING
HELD AUGUST 25, 2010

Date, time and place:  Held August 25, 2010, at 10:00 a.m., at the Company’s headquarters at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Call:  The call was waived, since all of the members of the Board of Directors were present.

Attendance:  All Board members were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman. Claudia Elisete Rockenbach Leal – Secretary.

Agenda: (i) Reelection of the members of the Company’s Board of Executive Officers; (ii) Appointment of the Coordinator of the Company’s Finance Committee; (iii) Re-ratification of the members of the Company’s Finance Committee; (iv) Re-negotiation of export prepayment with Banco do Brasil; (v) Increase the vendor limit with Banco do Brasil; and (vi) Grant of Long-Term Incentive (“LTI”) for members of the Company’s Board of Executive Officers.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Under the terms of article 19 of the Company’s Bylaws, the following members of the Board of Executive Officers were reelected for a term of one year: Carlos Augusto Lira Aguiar, Brazilian, married, engineer, bearer of ID card R.G. n.º 11.703.711, of the IICC-SP, registered with the Cadastro Nacional de Pessoas Físicas (“CPF/MF”) under n.º 032.209.829-72, for the post of Chief Executive Officer of the Company, exercising the functions of executive direction of the Company; Francisco Fernandes Campos Valério, Brazilian, married, engineer, bearer of ID card R.G. n.º 634832 SSI-SC, registered with the CPF/MF under n.º 065.280.319-91, for the post of Officer without specific title, to manage industrial and engineering operations; João Adalberto Elek Junior, Brazilian, divorced, engineer, bearer of ID card R.G. n.º 03524098-5, registered with the CPF/MF under n.º 550003047-72, for the post of Officer without specific title, also exercising the functions of Investor Relations, management of the activities of risk management and control and the Company’s finances; João Edes Steinle, Brazilian, married, engineer, bearer of ID card R.G. n.º 9.316.070-7 SSP-SP, registered with the CPF/MF under n.º 286.497.701-00, for the post of Officer without specific title, to manage human organizational development; João Felipe Carsalade, Brazilian, married, businessman, bearer of ID card R.G. n.º 3.154.651, of the IFP-RJ, registered with the CPF/MF under n.º 468.913.667-04, for the post of Officer without specific title, to manage the Company’s international commercial and logistics departments; Marcelo Strufaldi Castelli, Brazilian, married, mechanical engineer, bearer of ID card R.G. n.º 11.778.104-6 SSP-SP, registered with the CPF/MF under n.º 057.846.538-81, for the post of Officer without specific title, exercising the functions of managing the departments for paper, forestry, corporate strategy and supplies; all are resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, n.º 1357, 6º andar, CEP 01419-908.

(ii) The Officers elected herein declare, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law n.º 10.406/2002, in art. 147 of Law n.º 6.404/76 and in CVM Instruction n.º 367/02 for their investiture as members of the Company’s Board of Executive Officers.  The Officers will take possession of their respective posts, on this date, upon signing the Induction Instrument as transcribed in the Minutes Book of the Company’s Board of Executive Officers, the Declaration referred to in CVM Instruction n.º 367/02 and the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. – Bolsa de Mercadorias, Futuros e Valores.

(iii) In replacement of Carlos Augusto Lira Aguiar, who had been the interim Coordinator of the Company’s Finance Committee, João Adalberto Elek Junior was appointed to this position.

(iv) Further, the Board of Directors accepted the resignation letter from Patrícia Dias Fernandes, who had been a member of the Finance Committee, and will appoint her replacement soon.

(v) In light of the resolutions in (iii) and (iv) above, the Company’s Finance Committee will have the following composition:

Finance Committee:
Interim Coordinator	João Adalberto Elek Junior
Members:	João Carvalho de Miranda Wang Wei Chang
Secretary:	Samuel Saldanha Teixeira

(vi) Renegotiation of the Pre-Payment Export (“PPE”) with Banco do Brasil, in the total amount of US$ 200,000,000.00, was approved.  This renegotiation reduces the interest rate from Libor plus 3.45% - 5% p.a. to Libor plus 2.8% - 2.4% – in accordance with the Company’s level of indebtedness.   The contractual clauses and financial covenants will be adjusted to the standard for other recent contracts of the same nature that the Company and/or its subsidiaries have executed.

(vii) The Company’s Officers are fully authorized to take all actions necessary to contract the PPE authorized herein.

(viii) The increase in the limit for vendor transactions with Banco do Brasil to R$180 million was approved, in order to increase the efficiency of the Company’s working capital.

(ix) The grant of LTI 2010 for the members of the Board of Executive Officers was approved as proposed upon prior evaluation and recommendation by the Personnel and Compensation Committee, and the LTI guidelines for future years, also as previously evaluated and recommended by this Committee, were also approved.

Closing:  There being nothing more to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all present.  Attendance: José Luciano Duarte Penido – Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, August 25, 2010.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 17, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO